File No. 812-




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                               APPLICATION FOR AN
                                ORDER PURSUANT TO
               SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
               EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS
           OF SECTIONS 2(a)(32), 22(c) AND 27(i)(2)(A) OF THE ACT AND
                              RULE 22c-1 THEREUNDER

                     JACKSON NATIONAL LIFE INSURANCE COMPANY
                      JACKSON NATIONAL SEPARATE ACCOUNT- I

               JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
                            JNLNY SEPARATE ACCOUNT I
                                       and
                     JACKSON NATIONAL LIFE DISTRIBUTORS LLC

             PLEASE SEND ALL COMMUNICATIONS, NOTICES AND ORDERS TO:
                                  Joan E. Boros
                                 Jorden Burt LLP
                                 Suite 400 East
                       1025 Thomas Jefferson Street, N.W.
                           Washington, D.C. 20007-5208

                                    COPY TO:

                            Anthony L. Dowling, Esq.
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION


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

--------------------------------------------------------------- -------------------------------------------------------

                       IN THE MATTER OF

           JACKSON NATIONAL LIFE INSURANCE COMPANY
            JACKSON NATIONAL SEPARATE ACCOUNT - I

                       1 Corporate Way
                      Lansing, MI 48951
                                                                APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF
           JACKSON NATIONAL LIFE INSURANCE COMPANY              THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING PROPOSED
                         OF NEW YORK                            TRANSACTIONS FROM THE PROVISIONS OF SECTIONS
                   JNLNY SEPARATE ACCOUNT I                     2(A)(32), 22(C) AND 27(I)(2)(A) OF THE ACT AND RULE
                                                                22C-1 THEREUNDER
                   2900 Westchester Avenue
                      Purchase, NY 10577
                      AND

           JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

                     7601 Technology Way
                       Denver, CO 80237

                INVESTMENT COMPANY ACT OF 1940

                      File No. 812-_____

--------------------------------------------------------------- -------------------------------------------------------
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Jackson National Life Insurance Company ("Jackson  National"),  Jackson National
Separate  Account  - I (the  "JNL  Separate  Account"),  Jackson  National  Life
Insurance  Company  of New York  ("JNL  New  York,"  collectively  with  Jackson
National, the "Insurance Companies"),  JNLNY Separate Account I ("JNLNY Separate
Account,"  collectively with JNL Separate Account,  the "Separate Accounts") and
Jackson National Life  Distributors LLC  ("Distributor,"  collectively  with the
Insurance Companies and the Separate Accounts,  "Applicants")  hereby file their application  for an  order  of  the  Securities  and  Exchange  Commission  (the
"Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as
amended (the "Act"), exempting certain proposed transactions from the

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provisions  of Sections  2(a)(32),  22(c) and  27(i)(2)(A)  of the Act, and Rule
22c-1 thereunder, to the extent set forth below.

Applicants seek an order to permit the recapture, under specified circumstances, described below beginning on page 14 of this application, of certain credits ("Contract Enhancements") applied to purchase payments made under the deferred variable annuity contracts described herein that Jackson National has issued and that Jackson National will issue through the JNL Separate Account (the "JNL Contracts") and that JNL New York will issue through the JNLNY Separate Account (the "JNLNY Contracts," collectively with the JNL Contracts, the "Contracts") as well as other contracts that the Insurance Companies may issue in the future through its existing or future separate accounts ("Other Accounts") that are substantially similar in all material respects to the Contracts ("Future Contracts"). Each of the representations and requests that relate to the Contracts also relate to Future Contracts. Applicants also request that the order being sought extend to any other Financial Industry Regulatory Authority ("FINRA") member broker-dealer controlling or controlled by, or under common control with, Jackson National, whether existing or created in the future, that serves as distributor or principal underwriter for the Contracts or Future
Contracts ("Affiliated Broker-Dealers") and any successors in interest(1) to Applicants. As used in this Application, the term "Applicants" shall include Other Accounts and Affiliated Broker-Dealers. Applicants seek relief relating to Future Contracts, Other Accounts and Affiliated Broker-Dealers in order to avoid incurring the expense and effort of drafting, and to relieve the Commission from the corresponding burden of reviewing, duplicative exemptive applications.

                           I.  STATEMENT OF FACTS

A.   APPLICANTS

     1.   JACKSON NATIONAL

Jackson National is a stock life insurance company organized under the laws of the state of Michigan in June 1961. Its legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. Jackson National is admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. Jackson National is ultimately a wholly owned subsidiary of Prudential plc (London, England).

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     2.   JNL NEW YORK

JNL New York is a stock life insurance company organized under the laws of the state of New York in July 1995. Its legal domicile and principal address is 2900 Westchester Avenue, Purchase, New York 10577. JNL New York is admitted to conduct life insurance and annuity business in Delaware, Michigan and New York. JNL New York is ultimately a wholly-owned subsidiary of Prudential plc (London, England).

     3.   THE SEPARATE ACCOUNTS

The JNL Separate Account was established by Jackson National on June 14, 1993, pursuant to the provisions of Michigan law and the authority granted under a resolution of Jackson National's Board of Directors. The JNLNY Separate Account was established by JNL New York on September 12, 1997, pursuant to the provisions of New York law and the authority granted under a resolution of JNL New York's Board of Directors. Jackson National and JNL New York are the depositors of their respective Separate Accounts. Each of the Separate Accounts meets the definition of a "separate account" under the federal securities laws and each is registered with the Commission as a unit investment trust under the Act (File Nos. 811-08664 and 811-08401). JNL Separate Account and JNLNY Separate Account will fund, respectively, the variable benefits available under the JNL Contracts and the JNLNY Contracts.

The assets of each Separate Account legally belong to the Insurance Company of which it is a segregated asset account and the obligations under the Contracts are obligations of that Insurance Company. However, the contract assets in the Separate Accounts are not chargeable with liabilities arising out of any other business the Insurance Companies may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the Contracts and not against any other contracts the Insurance Companies may issue. The registration statement relating to the offering of the Contracts will be registered under the Securities Act of 1933 (the "1933 Act").(2)

     4.   THE DISTRIBUTOR

The Distributor is a wholly owned subsidiary of Jackson National and serves as the distributor of the Contracts. The Distributor is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of FINRA. The Distributor enters into selling group agreements with affiliated and unaffiliated broker-dealers. The Contracts are sold by licensed

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insurance  agents,  where the Contracts may be lawfully sold, who are registered representatives of broker-dealers that are registered under the 1934 Act and are members of FINRA.

B.   THE CONTRACTS

     1.   PREMIUM PAYMENTS

The Contracts require a minimum initial premium payment of $5,000 or $10,000 under most circumstances depending on the contract ($2,000 for a qualified plan contract). Subsequent payments may be made at any time during the accumulation phase but before the contract anniversary after the owner's 85th birthday. Each subsequent payment must be at least $500 ($50 under an automatic payment plan). Prior approval of the relevant Insurance Company is required for aggregate premium payments of over $1,000,000.

     2.   ALLOCATION OPTIONS

The Contracts permit owners to accumulate contract values on a fixed basis through allocations to one of six fixed account options (the "Fixed Account"), including four "Fixed Account Options" which offer guaranteed crediting rates for specified periods of time (currently, 1, 3, 5, or 7 years) and two "DCA+ Fixed Account Options" (used in connection with dollar cost averaging transfers, each of which from time to time offers special crediting rates). In addition, if the optional LifeGuard Select Guaranteed Minimum Withdrawal Benefit or the optional LifeGuard Select with Joint Option Guaranteed Minimum Withdrawal Benefit is elected in the JNL Contracts, automatic transfers of an owner's contract value may be allocated to a "Guaranteed Minimum Withdrawal Benefit
(GMWB) Fixed Account". The GMWB Fixed Account also offers a guaranteed crediting rate for a specified period.

The Contracts also permit owners to accumulate contract values on a variable basis, through allocations to one or more of the investment divisions of the Separate Accounts (the "Investment Divisions," collectively with the Fixed Account and the GMWB Fixed Account, the "Allocation Options"). Under most of the Contracts, 92 Investment Divisions currently are expected to be offered but additional Investment Divisions may be offered in the future and some could be eliminated or combined with other Investment Divisions in the future. Similarly, Future Contracts may offer additional or different Investment Divisions.

Transfers among the Investment Divisions are permitted. The first 15 transfers in a contract year are free; subsequent transfers cost $25. Certain transfers to, from and among the Fixed Account Options are also permitted during the Contracts' accumulation phase, but are subject to certain adjustments and limitations. Dollar cost averaging and rebalancing transfers are offered at no charge and do not count

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against the 15 free  transfers  permitted  each year. If the optional  LifeGuard
Select GMWB or the optional LifeGuard Select with Joint Option GMWB is elected in the JNL Contracts, automatic transfers may be required to and from the GMWB Fixed Account according to non-discretionary formulas. These automatic transfers also do not count against the 15 free transfers permitted each year and are without charge.

     3.   DEATH BENEFITS

If the owner dies during the accumulation phase of the JNL Contracts, the beneficiary named by the owner is paid a death benefit by Jackson National. The JNL Contracts' base death benefit, which applies unless an optional death benefit has been elected, is a payment to the beneficiary of the greater of:

     o contract value on the date Jackson National receives proof of death and completed claim forms from the beneficiary or

     o the total premiums paid under that Contract, minus any prior withdrawals (including any withdrawal charges, recapture charges (see the Contract Enhancement Recapture Charge schedules beginning on page 15 of this Application) or other charges or adjustments to such withdrawals).

The owner may also be offered certain optional endorsements (for fees described below) that can change the death benefit paid to the beneficiary. First, an "Earnings Protection Benefit Endorsement" is offered to owners who are no older than age 75 when their Contracts are issued. This endorsement would add to the death benefit otherwise payable an amount equal to a specified percentage (that varies with the owner's age at issue) of earnings under the contract up to a cap of 250% of remaining premiums (premiums not previously withdrawn), excluding remaining premiums paid in the 12 months prior to the date of death (other than the initial premium if the owner dies in the first contract year).

Second, the owner of a JNL Contract currently may be offered six optional death benefits (state variations may apply) that would replace the base death benefit. Only a Highest Anniversary Value Death Benefit (which is similar to the Highest Quarterly Anniversary Value Death Benefit described below) and the death benefit associated with a Guaranteed Minimum Withdrawal Benefit ("GMWB")(described below) are currently available with the JNLNY Contract(3).

The optional death benefits include the following:

     I. A 5% Roll-Up death benefit, which is the greatest of either the contract value on the date Jackson National receives proof of death and completed claim forms from the beneficiary; or total

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          net premiums since the contract was issued;  or the GMDB Benefit Base.
          The GMDB Benefit Base for the 5% Roll-Up death benefit is equal to the step-up value on the most recent step-up date, plus any premium paid subsequent to the determination of the step-up value, less any
          withdrawal   adjustments  for  withdrawals  taken  subsequent  to  the
          determination of the step-up value, compounded at 5% (4% if one is age 70 or older on the effective date of the endorsement) from the step-up date until the contract anniversary immediately preceding the owner's 81st birthday. For total withdrawals up to 5% of the GMDB Benefit Base as of the previous contract anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any withdrawal charges, recapture charges (see the Contract Enhancement Recapture Charge schedules beginning on page 15 of this Application) and other charges or adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a contract year in excess of 5% of the GMDB Benefit Base as of the previous contract anniversary is the GMDB Benefit Base immediately prior to the excess withdrawal adjustment
          multiplied  by  the   percentage   reduction  in  the  contract  value
          attributable to the excess withdrawal (including any withdrawal charges, recapture charges and other charges or adjustments to such excess withdrawals). The step-up date is initially equal to the effective date of the endorsement. If the effective date of the endorsement is the issue date of the contract, then the step-up value is equal to the initial premium paid. If the effective date of the endorsement is after the issue date of the contract, then the step-up value is equal to contract value, less any recapture charges, as of the effective date. If the contract value is greater than the GMDB Benefit Base upon the earlier of the 7th contract anniversary following the effective date or the contract anniversary immediately preceding the owner's (or oldest joint owner's) 81st birthday, the step-up date is set equal to that contract anniversary, and the step-up value is set equal to the contract value on that step-up date.

     II. A 6% Roll-Up death benefit, which is the greatest of either the contract value on the date Jackson National receives proof of death and completed claim forms from the beneficiary; or total net premiums since the contract was issued; or the GMDB Benefit Base. The GMDB Benefit Base for the 6% Roll-Up death benefit is equal to the step-up value on the most recent step-up date, plus any premium paid subsequent to the determination of the step-up value, less any withdrawal adjustments for withdrawals taken subsequent to the determination of the step-up value, compounded at 6% (5% if one is age 70 or older on the effective date of the endorsement) from the step-up date until the contract anniversary immediately preceding the owner's 81st birthday. For total withdrawals up to 6% of the GMDB Benefit Base as of the previous contract

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          anniversary,  the  withdrawal  adjustment  is the dollar amount of the withdrawal (including any applicable withdrawal charges, recapture charges (see the Contract Enhancement Recapture Charge schedules beginning on page 15 of this Application) and other charges or adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a contract year in excess of 6% of the GMDB Benefit Base as of the previous contract anniversary is the GMDB Benefit Base immediately prior to the excess withdrawal adjustment
          multiplied  by  the   percentage   reduction  in  the  contract  value
          attributable to the excess withdrawals (including any applicable withdrawal charges, recapture charges and other charges or adjustments to such excess withdrawals). The step-up date is initially equal to the effective date of the endorsement. If the effective date of the endorsement is the issue date of the contract, then the step-up value is equal to the initial premium paid. If the effective date of the endorsement is after the issue date of the contract, then the step-up value is equal to contract value, less any recapture charges, as of the effective date. If the contract value is greater than the GMDB Benefit Base upon the earlier of the 7th contract anniversary following the effective date or the contract anniversary immediately preceding the owner's (or oldest joint owner's) 81st birthday, the step-up date is set equal to that contract anniversary, and the step-up value is set equal to the contract value on that step-up date.

     III. A Highest Quarterly Anniversary Value Death Benefit, which is the greatest of either the contract value on the date Jackson National receives proof of death and completed claim forms from the beneficiary; or total net premiums since the contract was issued; or the GMDB Benefit Base. The GMDB Benefit Base for the Highest Quarterly Anniversary Value Death Benefit is equal to the greatest of the adjusted quarterly contract values on the effective date and on any subsequent contract quarterly anniversary prior to the owner's 81st birthday. Each adjusted quarterly contract value is equal to the contract value on the effective date or contract quarterly anniversary, as applicable, adjusted for any withdrawals subsequent to that date (including any applicable withdrawal charges, recapture charges (see the Contract Enhancement Recapture Charge schedules beginning on page 15 of this Application) and other charges or adjustments for such withdrawals), plus any premium paid subsequent to that date.

     IV. A Combination 5% Roll-Up and Highest Quarterly Anniversary Value Death Benefit, which is the greatest of either the contract value on the date Jackson National receives proof of death and completed claim forms from the beneficiary; or total net premiums since the contract was issued; or the GMDB Benefit Base. The GMDB Benefit Base for the Combination 5% Roll-

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          Up death  benefit is equal to the greater of (a) or (b);  where (a) is the roll-up  component which is equal to the step-up value on the most
          recent  step-up  date,   plus  any  premium  paid  subsequent  to  the
          determination of the step-up value, less any withdrawal adjustments for withdrawals taken subsequent to the determination of the step-up value, compounded at 5% (4% if one is age 70 or older on the effective date of the endorsement) from the step-up date until the contract anniversary immediately preceding the owner's 81st birthday; and (b) is the highest quarterly anniversary component which is equal to the greatest of the adjusted quarterly contract values on the effective date and on any subsequent contract quarterly anniversary prior to the owner's 81st birthday. Each adjusted quarterly contract value is equal to the contract value on the effective date or contract quarterly anniversary, as applicable, adjusted for any withdrawals subsequent to that date (including any applicable withdrawal charges, recapture charges (see the Contract Enhancement Recapture Charge schedules beginning on page 15 of this Application) and other charges or adjustments for such withdrawals), plus any premium paid subsequent to that date. For purposes of calculating the roll-up component, the withdrawal adjustment for total withdrawals up to 5% of the roll-up component as of the previous contract anniversary is the dollar amount of the withdrawal (including any applicable withdrawal charges,
          recapture   charges  and  other   charges  or   adjustments   to  such
          withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a contract year in excess of 5% of the roll-up component as of the previous contract anniversary is the roll-up component immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the contract value attributable to the excess withdrawals (including any applicable withdrawal charges, recapture charges and other charges or adjustments to such excess withdrawals). The step-up date is initially equal to the effective date of the endorsement. If the effective date of the endorsement is the issue date of the contract, then the step-up value is equal to the initial premium paid. If the effective date of the endorsement is after the issue date of the contract, then the step-up value is equal to contract value, less any recapture charges, as of the effective date. If the contract value is greater than the GMDB Benefit Base upon the earlier of the 7th contract anniversary or the contract anniversary immediately preceding the owner's (or oldest joint owner's) 81st birthday, the step-up date is set equal to that contract anniversary, and the step-up value is set equal to the contract value on that step-up date.

     V. A Combination 6% Roll-Up and Highest Quarterly Anniversary Value Death Benefit, which is the greatest of either the contract value on the date Jackson National receives proof of death and completed claim forms from the beneficiary; total net premiums since the contract was

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          issued;  or the  GMDB  Benefit  Base.  The GMDB  Benefit  Base for the
          Combination 6% Roll-Up death benefit is equal to the greater of (a) or
          (b); whereas (a) is the roll-up component which is equal to the step-up value on the most recent step-up date, plus any premium paid subsequent to the determination of the step-up value, less any
          withdrawal   adjustments  for  withdrawals  taken  subsequent  to  the
          determination of the step-up value, compounded at 6% (5% if one is age 70 or older on the effective date of the endorsement) from the step-up date until the contract anniversary immediately preceding the owner's 81st birthday; and (b) is the highest quarterly anniversary component which is equal to the greatest of the adjusted quarterly contract values on the effective date and on any subsequent contract quarterly
          anniversary  prior  to  the  owner's  81st  birthday.   Each  adjusted
          quarterly contract value is equal to the contract value on the effective date or contract quarterly anniversary, as applicable, adjusted for any withdrawals subsequent to that date (including any applicable withdrawal charges, recapture charges (see the Contract Enhancement Recapture Charge schedules beginning on page 15 of this Application) and other charges or adjustments for such withdrawals), plus any premium paid subsequent to that date. For purposes of calculating the roll-up component, the withdrawal adjustment for total withdrawals up to 6% of the roll-up component as of the previous contract anniversary is the dollar amount of the withdrawal (including any applicable withdrawal charges, recapture charges and other charges or adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a contract year in excess of 6% of the roll-up  component  as of the  previous  contract  anniversary  is the
          roll-up   component   immediately   prior  to  the  excess  withdrawal
          adjustment multiplied by the percentage reduction in the contract value attributable to the excess withdrawals (including any applicable withdrawal charges, recapture charges and other charges or adjustments to such excess withdrawals). The step-up date is initially equal to the effective date of the endorsement. If the effective date of the endorsement is the issue date of the contract, then the step-up value is equal to the initial premium paid. If the effective date of the endorsement is after the issue date of the contract, then the step-up value is equal to contract value, less any recapture charges, as of the effective date. If the contract value is greater than the GMDB Benefit Base upon the earlier of the 7th contract anniversary or the contract anniversary immediately preceding the owner's (or oldest joint owner's) 81st birthday, the step-up date is set equal to that contract anniversary, and the step-up value is set equal to the contract value on that step-up date.

     VI. A death benefit that is available only in conjunction with the purchase of a particular GMWB. (The marketing name of the GMWB with which this optional death benefit may be

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          added is  "LifeGuard  Freedom  6 GMWB".)  This  death  benefit  is the greatest of either the Contract's base death benefit or the GMWB Death Benefit. At election, the GMWB Death Benefit equals the LifeGuard Freedom GMWB "Guaranteed Withdrawal Balance" ("GWB"). If the LifeGuard Freedom GMWB is selected when the Contract is issued, the GWB is generally the initial premium payment, adjusted for any subsequent premium payments and withdrawals. If the LifeGuard Freedom GMWB is elected after the issue date, the GWB is generally the contract value less any recapture charges (see the Contract Enhancement Recapture Charge schedules beginning on page 15 of this Application) that would be paid if there was a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current contract year is less than or equal to the greater of (1) the LifeGuard Freedom GMWB Guaranteed Annual Withdrawal Amount ("GAWA") or (2) the required minimum distribution ("RMD") under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit will be unchanged. If a partial withdrawal plus all prior partial withdrawals made in the current contract year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current contract year exceeds the greater of the GAWA or the RMD, and the GMWB Death Benefit is reduced in the same proportion as the contract value is reduced for the excess withdrawal.

Each of the foregoing optional death benefits is calculated as fully described in the Jackson National Contract and the prospectus.

     4.   INCOME PAYMENTS

The Contracts offer fixed and variable versions of the following four types of annuity payment or "income payment": o Life income - this income payment option provides monthly payments during the lifetime of the annuitant. No further income payments are payable after the death of the annuitant;

     o Joint and survivor - this income payment option provides monthly payments while both the annuitant and a designated second person are living. Upon the death of either person, the monthly income payments will continue during the lifetime of the survivor. No further income payments are payable after the death of the survivor;

     o Life annuity with at least 120 or 240 monthly payments guaranteed to be paid (although not guaranteed as to amount if variable) - this income payment option provides monthly payments during the lifetime of the annuitant with the guarantee that if, at the death of the annuitant, payments have been made for fewer than the guaranteed 120 or 240 monthly periods, as elected, the balance of the guaranteed number of payments will continue to be made to the owner, as scheduled. In the event that the owner dies before the specified number of guaranteed payments has been made, the beneficiary may elect to continue receiving the payments or may alternatively elect to receive the present value of any remaining guaranteed payments in a single lump-sum; and

     o Income for a specified period of 5 to 30 years - this income payment option provides monthly payments for any number of years from 5 to 30. In the event the owner dies before the specified number of guaranteed payments has been made, the beneficiary may elect to continue receiving the payments or may alternatively elect to receive the present value of any remaining guaranteed payments in a single lump-sum.

The Contracts may also offer an optional Guaranteed Minimum Income Benefit ("GMIB") endorsement. The GMIB guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 contract years, subject to specific conditions, regardless of the Allocation Option(s) the owner selects during the accumulation phase.

The Insurance Companies may also offer other income payment options.

     5.   OTHER OPTIONAL BENEFIT ENDORSEMENTS

In addition to the Earnings Protection Benefit, GMIB and optional death benefit endorsements described above, there are currently nine different Guaranteed Minimum Withdrawal Benefit ("GMWB") optional endorsements(4). Three variations of the GMWB allow, subject to specific conditions, partial withdrawals prior to the income date that, in total, equal the benefit's GWB(5). The guarantee is effective if gross partial withdrawals taken within any one contract year do not exceed a specified percentage of the GWB. The percentage varies with the endorsement elected, as does the ability to elect other features such as a "step-up" provision that allows the contract value to be reset to capture certain market gains, if any.

Six variations of the GMWB generally allow, subject to specific conditions, partial withdrawals prior to the income date for the longer of the duration of the owner's life or until total periodic withdrawals equal the GWB. Specifics such as the withdrawal percentages and conditions, the step-up provisions and the spousal continuation features vary with the endorsement elected.

Each of the foregoing withdrawal provisions is calculated as fully described in the Jackson National contract and the prospectus. Jackson National may also offer other withdrawal options.

     6.   CONTRACT ENHANCEMENTS

If one of the optional Contract Enhancement endorsements is elected, the Insurance Company will add an additional amount to the owner's contract value (a "Contract Enhancement") for the initial premium payment, and for each subsequent premium payment received within the first seven contract years (five contract years for the 2% Contract Enhancement). All Contract Enhancements are paid from the Insurance Company's general account assets. The Contract Enhancement endorsements available are the 2% Contract Enhancement endorsement, 3% Contract Enhancement endorsement, 4% Contract Enhancement endorsement, or 5% Contract Enhancement(6) endorsement. The amount of the actual Contract Enhancement applied to the contract varies, depending upon which Contract Enhancement endorsement is elected and the contract year in which the premium payment is received, as follows:


2% CONTRACT ENHANCEMENT ENDORSEMENT

                                                              Contract Year Premium is Received
                                          0-1           1-2          2-3           3-4           4-5            5+
Contract Enhancement Percentage of       2.00%         2.00%        1.25%         1.25%         0.50%           0%
  the Premium Payment

3% CONTRACT ENHANCEMENT ENDORSEMENT

                                                              Contract Year Premium is Received
                                        0-1       1-2        2-3       3-4        4-5       5-6        6-7        7+
Contract Enhancement Percentage of     3.00%     3.00%      2.25%     2.00%      2.00%     1.00%      1.00%       0%
  the Premium Payment

                                       13


4% CONTRACT ENHANCEMENT ENDORSEMENT

                                                             Contract Year Premium is Received
                                       0-1       1-2        2-3        3-4       4-5        5-6       6-7        7+
Contract Enhancement Percentage       4.00%     4.00%      3.00%      2.50%     2.50%      1.25%     1.25%       0%
  of the Premium Payment

5% CONTRACT ENHANCEMENT ENDORSEMENT

                                                             Contract Year Premium is Received
                                       0-1       1-2        2-3        3-4       4-5        5-6       6-7        7+
Contract Enhancement Percentage       5.00%     4.50%      3.75%      3.00%     2.25%      1.75%     1.00%       0%
  of the Premium Payment


At issue, a Contract owner can choose only one of the Contract Enhancement endorsements. An owner may not elect the 3%, 4%, or 5% Contract Enhancements if the 20% additional free withdrawal endorsement is elected. The Insurance Companies will allocate the Contract Enhancement to the Fixed Accounts and/or Investment Divisions in the same proportion as the premium payment allocation. Contract Enhancements are available only to owners 87 years old and younger. There is an asset-based charge for each of the Contract Enhancements. The 2% Contract Enhancement has a 0.395% charge that applies for five years. The asset-based charges for the other Contract Enhancements apply for seven years and are 0.42%, 0.56%, and 0.695%, respectively, for the 3%, 4% and 5% Contract Enhancements. These charges will also be assessed against any amounts contract owners have allocated to the Fixed Accounts, resulting in a lower annual credited interest rate that would apply to the Fixed Account if the Contract Enhancement had not been elected.

The Insurance Companies will recapture all or a declining portion of any Contract Enhancements by imposing a recapture charge whenever an owner:

     o makes a total withdrawal within the recapture charge period (up to five years after a premium payment in the case of the 2% Contract Enhancement and up to seven years after a premium payment in the case of the other Contract Enhancements) or a partial withdrawal of corresponding premiums within the recapture charge period in excess of those permitted under the Contracts' free withdrawal provisions(7) unless the withdrawal is made for certain health-related emergencies specified in the Contracts;

     o elects to receive payments under an income payment option (see the descriptions of these income payment options under "Income Payments" beginning on page 11 of this Application) within the recapture charge period; or

     o    returns the Contract during the free-look period.

The amount of the Contract Enhancement  recapture charge varies,  depending upon
(i) the corresponding declining amount of the Contract Enhancement based on the contract year when the premium payment being withdrawn was received and (ii) when the charge is imposed based on the Completed Years (as defined on footnote 8, below) since the receipt of the related premium, as follows:


CONTRACT ENHANCEMENT RECAPTURE CHARGE (AS A PERCENTAGE OF THE CORRESPONDING
PREMIUM PAYMENT WITHDRAWN IF AN OPTIONAL CONTRACT ENHANCEMENT IS SELECTED)

         2% CONTRACT ENHANCEMENT
                                    Contract Year Premium is Received
Completed Years Since Receipt of       0-1        1-2       2-3        3-4       4-5       5-6       6-7         7+
  Premium(8)
------------------------------------ --------- ---------- --------- ---------- --------- --------- --------- -----------
------------------------------------ --------- ---------- --------- ---------- --------- --------- --------- -----------
                0-1                     2%        2%       1.25%      1.25%     0.50%       0%        0%         0%
                1-2                     2%       1.25%     1.25%      0.50%       0%        0%        0%         0%
                2-3                   1.25%      1.25%     0.50%       0%         0%        0%        0%         0%
                3-4                   1.25%       0.50%      0%        0%         0%        0%        0%         0%
                4-5                   0.50%       0%         0%        0%         0%        0%        0%         0%
                5-6                     0%        0%         0%        0%         0%        0%        0%         0%
                6-7                     0%        0%         0%        0%         0%        0%        0%         0%
                7+                      0%        0%         0%        0%         0%        0%        0%         0%


         3% CONTRACT ENHANCEMENT

                           Contract Year Premium is Received
Completed Years Since Receipt of       0-1        1-2       2-3        3-4       4-5       5-6       6-7         7+
  Premium
------------------------------------ --------- ---------- --------- ---------- --------- --------- --------- -----------
------------------------------------ --------- ---------- --------- ---------- --------- --------- --------- -----------
                0-1                     3%        3%         2%        2%         2%        1%        1%         0%
                1-2                     3%        2%         2%        2%         1%        1%        0%         0%
                2-3                     2%        2%         2%        1%         1%        0%        0%         0%
                3-4                     2%        2%         1%        1%         0%        0%        0%         0%
                4-5                     2%        1%         1%        0%         0%        0%        0%         0%
                5-6                     1%        1%         0%        0%         0%        0%        0%         0%
                6-7                     1%        0%         0%        0%         0%        0%        0%         0%
                7+                      0%        0%         0%        0%         0%        0%        0%         0%

         4% CONTRACT ENHANCEMENT

                           Contract Year Premium is Received
Completed Years Since Receipt of       0-1        1-2       2-3        3-4       4-5       5-6       6-7         7+
  Premium
------------------------------------ --------- ---------- --------- ---------- --------- --------- --------- -----------
------------------------------------ --------- ---------- --------- ---------- --------- --------- --------- -----------
                0-1                     4%        4%       2.50%      2.50%     2.50%     1.25%     1.25%        0%
                1-2                     4%       2.50%     2.50%      2.50%     1.25%     1.25%       0%         0%
                2-3                   2.50%      2.50%     2.50%      1.25%     1.25%       0%        0%         0%
                3-4                   2.50%      2.50%     1.25%      1.25%       0%        0%        0%         0%
                4-5                   2.50%      1.25%     1.25%       0%         0%        0%        0%         0%
                5-6                   1.25%      1.25%       0%        0%         0%        0%        0%         0%
                6-7                   1.25%       0%         0%        0%         0%        0%        0%         0%
                7+                      0%        0%         0%        0%         0%        0%        0%         0%

         5% CONTRACT ENHANCEMENT

                           Contract Year Premium is Received
Completed Years Since Receipt of       0-1        1-2       2-3        3-4        4-5        5-6       6-7       7+
  Premium
------------------------------------ --------- ---------- --------- ---------- ---------- ---------- -------- ----------
------------------------------------ --------- ---------- --------- ---------- ---------- ---------- -------- ----------
                0-1                   4.50%      3.75%     3.25%      2.75%       2%        1.25%      1%        0%
                1-2                    3.75%     3.25%     2.75%       2%        1.25%       1%        0%        0%
                2-3                    3.25%     2.75%       2%       1.25%       1%         0%        0%        0%
                3-4                    2.75%      2%       1.25%       1%         0%         0%        0%        0%
                4-5                     2%       1.25%       1%        0%         0%         0%        0%        0%
                5-6                    1.25%      1%         0%        0%         0%         0%        0%        0%
                6-7                     1%        0%         0%        0%         0%         0%        0%        0%
                7+                      0%        0%         0%        0%         0%         0%        0%        0%


The recapture charge percentage will be applied to the corresponding premium reflected in the amount withdrawn or the amount applied to income payments that remain subject to a recapture charge. Earnings are withdrawn first without charge and the oldest purchase payments are withdrawn first. The amount recaptured will be taken from the Investment Divisions and the Fixed Account (and the GMWB Fixed Account, if applicable) in the proportion their respective values bear to the contract value. The dollar amount recaptured will never exceed the dollar amount of the Contract Enhancement added to the Contract.

Recapture charges will be applied upon electing to commence income payments, even in a situation where the withdrawal charge is waived.(9)

Jackson National does not assess the recapture charge on any payments paid out as:

     o    death benefits;

     o    withdrawals of earnings;

     o withdrawals taken under the free withdrawal provisions, which allow for free withdrawals up to 20% of remaining premium, less earnings;

     o withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (if the withdrawal requested exceeds the required minimum distribution, the recapture charge will not be waived on the required minimum distribution);

     o if permitted by the owner's state, withdrawals of up to $250,000 from the JNL Separate Account, the Fixed Account or the GMWB Fixed Account in connection with the owner's terminal illness or if the owner needs extended hospital or nursing home care as provided in the Contract; or

     o if permitted by the owner's state, withdrawals of up to 25% (12.5% for each of two joint owners) of contract value from the JNL Separate Account, the Fixed Account or the GMWB Fixed Account in connection with certain serious medical conditions specified in the Contract.

The contract value will reflect any gains or losses attributable to a Contract Enhancement described above. Contract Enhancements and any gains or losses attributable to a Contract Enhancement will be considered earnings under the Contract for tax purposes and for purposes of calculating the free withdrawal amounts and the Earnings Protection Benefit.

     7.   FREE-LOOK PERIOD

The Contracts have a "free-look" period of ten days (twenty days for JNLNY Contracts) after the owner receives the Contract (or any longer period required by state law). Contract value (or premiums paid, as may be required by state law), less the full amount of any Contract Enhancement(s) is returned upon exercise of free look rights by an owner. Therefore, 100% of the Contract Enhancement will be recaptured under all circumstances if an owner returns the Contract during the free-look period, but any gain or loss on investments of the Contract Enhancement would be retained by the owner. The dollar amount recaptured will never exceed the dollar amount of the Contract Enhancement added to the contract. A withdrawal charge will not be assessed upon exercise of free look rights.

     8.   INVESTMENT DIVISIONS

The Separate Accounts consist of sub-accounts, each of which will be available under the Separate Accounts. The sub-accounts are referred to as "Investment Divisions." The Separate Accounts currently consist of 92 Investment Divisions. Each Investment Division will invest in shares of a corresponding series
("Series") of JNL Series Trust ("Trust") or JNL Variable Fund LLC ("Fund") (collectively the "Trust and Fund"). Not all Investment Divisions may be available. The Trust and Fund are open-end management investment companies registered under the Act and its shares are registered under the 1933 Act.(10) Jackson National Asset Management, LLC ("JNAM") serves as the investment adviser for all of the Series of the Trust and Fund. JNAM has retained sub-advisers for each Series.

Jackson National, at a later date, may determine to create additional Investment Divisions of the Separate Accounts to invest in any additional Series, or other such underlying portfolios or other investments as may now or in the future be available. Similarly, Investment Division(s) of the Separate Accounts may be combined or eliminated from time to time. Any changes to the Investment Divisions offered will be effected in compliance with the terms of the Contracts and with applicable state and federal laws.

     9.   OTHER CHARGES(11)

In addition to the Contract Enhancement recapture charges, the Contracts may have the following charges:

     o mortality and expense risk charge of 1.10% (as an annual percentage of average daily account value);

     o administration charge of 0.15% (as an annual percentage of average daily account value)(this charge is waived for Contracts with contract value greater than or equal to $1,000,000 on the later of the issue date or the most recent contract quarterly anniversary; if the contract value subsequently drops below $1,000,000, the administration charge is reinstated);

     o contract maintenance charge of $35 per year (waived if contract value is $50,000 or more at the time the charge is imposed);

     o Earnings Protection Benefit charge of 0.30% (as an annual percentage of daily account value - only applies if related optional endorsement is elected);

     o GMIB charge of 0.85% per year (0.2125% per quarter) of the "GMIB Benefit Base";(12)

     o GMWB charge ranging from 0.45% to 1.85% per year (0.1125% to 0.4650% per quarter) of the "Guaranteed Withdrawal Balance"(13) depending upon age at election and upon which (if any) GMWB endorsement is elected;

     o 20% additional free withdrawal benefit charge of 0.30% or 0.40% depending on the Contract (as an annual percentage of daily account value - only applies if related optional endorsement is elected);

     o five-year withdrawal charge period charge of 0.30% (as an annual percentage of daily account value - only applies if related optional endorsement is elected);

     o optional death benefit charge ranging from 0.30% to 1.80% per year (0.0750% to 0.4500% per quarter) of the "GMDB Benefit Base" depending upon which (if any) optional death benefit endorsement is elected;

     o transfer fee of $25 for each transfer in excess of 15 in a contract year (for purposes of which dollar cost averaging and rebalancing transfers are excluded);

     o commutation fee that applies only upon withdrawals from income payments for a fixed period, measured by the difference in values paid upon such a withdrawal due to using a discount rate of 1% greater than the assumed investment rate used in computing the amounts of income payments; and

     o a withdrawal charge that applies to total withdrawals, partial withdrawals in excess of amounts permitted to be withdrawn under the Contract's free withdrawal provision and on the income date (the date income payments commence) if the income date is within a year of the date the Contract was issued.

The withdrawal charges shown in the table below apply to differing versions of a Contract and other Contracts. The amount of the withdrawal charge depends upon the contribution year of the premium withdrawn as follows:


                  WITHDRAWAL CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS):
        Completed Years Since Receipt of         0-1     1-2      2-3       3-4     4-5     5-6    6-7      7+
        Premium
        -------------------------------------- -------- ------- --------- -------- ------- ------ ------- -------
        -------------------------------------- -------- ------- --------- -------- ------- ------ ------- -------
        Withdrawal Charge (Base Schedule for      8.5%    8%          7%       6%    5%     4%      2%      0
        Offerings under File Nos. 333-70472
        and 333-132128)
        Withdrawal Charge (Base Schedule for        8%    8%          7%       6%    0       0      0       0
        Offering under File No. 333-119656)
        Withdrawal Charge if Five-Year
        Period is elected (Optional Schedule
        for Offerings under File No. 333-70472)     8%    7%          6%       4%    2%      0      0       0
        Withdrawal Charge if Four-Year Period
        is elected (Optional Schedule for
        Offering under File No. 333-132128)         8%    7%        5.5%     3.5%    0       0      0       0


Jackson National does not assess the withdrawal charge on any payments paid out as:

     o    death benefits;

     o    election to begin income payments after the first contract year;

     o cancellation of the Contract upon exercise of free look rights by an owner;

     o    withdrawals of earnings;

     o withdrawals taken under the free withdrawal provision, which allows for free withdrawals up to 10% of remaining premium, less earnings;

     o withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (if the withdrawal requested exceeds the required minimum distribution, the withdrawal charge will not be waived on the required minimum distribution);

     o if permitted by the owner's state, withdrawals of up to $250,000 from the Investment Divisions, Fixed Account or GMWB Fixed Account of the Contracts in connection with the terminal illness of the owner of a Contract, or in connection with extended hospital or nursing home care for the owner; and

     o if permitted by the owner's state, withdrawals of up to 25% (12.5% each for two joint owners) of contract value from the Investment Divisions, Fixed Account or GMWB Fixed Account of the Contracts in connection with certain serious medical conditions specified in the Contract.

C.   THE JNLNY CONTRACTS

The JNLNY Contracts are identical to the JNL Contracts in the operation of Contract Enhancements, Contract Enhancement charges and Contract Enhancement recapture charges except that there is no 5% Contract Enhancement. The two Contracts are otherwise the same as well, with the following exceptions: o The following will not be available under the JNLNY Contracts:

     o waivers of withdrawal charges for terminal illness and specified medical conditions, and

     o five of the six optional death benefits that replace the base death benefit .

     o    The withdrawal charges of the JNLNY Contracts are as follows:


                  WITHDRAWAL CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS):
        Completed Years Since Receipt of          0-1    1-2    2-3     3-4     4-5     5-6    6-7     7+
        Premium
        -------------------------------------- --------- ------ ------- ------- ------- ------ ------- -------
        -------------------------------------- --------- ------ ------- ------- ------- ------ ------- -------
        Withdrawal Charge                        7%      6%     5%      4%      3%      2%     1%      0
        Withdrawal Charge if Five-Year
        Period is elected                       6.5%     5%     3%      2%      1%      0      0       0


     o The mortality and expense risk charge for the JNLNY Contracts is 1.20% (as an annual percentage of average daily account value).

The annual contract maintenance fee is $30 for the JNLNY Contracts (applicable only when contract value is less than $50,000).

                II. ANALYSIS IN SUPPORT OF REQUEST FOR EXEMPTION

Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants request that the Commission, pursuant to Section 6(c) of the Act, grant the exemptions requested below with respect to the Contracts and any Future Contracts funded by the Separate Accounts or Other Accounts that are issued by the Insurance Companies and underwritten or distributed by the Distributor or Affiliated Broker-Dealers.(14) Applicants undertake that Future Contracts funded by the Separate Accounts or Other Accounts, in the future, will be substantially similar in all material respects to the Contracts. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants seek exemption pursuant to Section 6(c) from Sections 2(a)(32), 22(c) and 27 (i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit the Insurance Companies to return the contract value less the full amount of the Contract Enhancements when the Contract owner exercises the right to return the Contract under the free look provision of the Contract and to recapture the Contract Enhancements in accordance with the Contract Enhancement Recapture Charge schedules beginning on page 15 of this Application, in the following instances:

     o for withdrawals, including partial withdrawals, in excess of amounts permitted as free withdrawals; and

     o when an owner commences to receive income payments under an income option (i.e., on the "income date").

The Insurance Companies provide the Contract Enhancement amounts from its respective general accounts on a guaranteed basis. Thus, the Insurance Companies undertake a financial obligation that contemplates the retention of the Contracts by its owners over an extended period, consistent with the long-term nature of retirement planning. The Insurance Companies generally expect to recover its costs, including Contract Enhancement amounts, over an anticipated duration while a Contract is in force. Contract Enhancement amounts could not be recovered by the Insurance Companies absent the recaptures for which exemptive relief is requested, which would preclude the offering of the Contracts unless other charges were altered significantly.

With respect to refunds paid upon the return of the Contract within the free-look period, the amount payable to the Insurance Companies must be reduced by the allocated Contract Enhancement. Otherwise, purchasers could apply for the Contract for the sole purpose of exercising the free look refund provisions and making a quick profit.

The Commission has previously granted similar exemptive relief to permit the issuance of variable annuity contracts providing for the recapture of "bonus" or contract enhancement amounts which are based on a declining schedule and when aggregated with applicable withdrawal charges, reach the levels described herein upon a range of varying events, including free-look periods, specified events such as death or disability, partial withdrawals and surrenders.(15)

This Application is only distinguished from the prior relief that the Insurance Companies received under Order No. 27660 (the "Prior Relief") with regard to the crediting schedule in that the amount of the Contract Enhancement is paid on subsequent premiums paid after the first contract year and declines based on the contract year when the premium is received. As is evident by a review of the corresponding schedule of recapture charges, the recapture charges, as well, decline based on these two factors. Thus, the recapture charge schedules are consistent with existing precedent.

For the reasons set forth herein, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

A.   SECTIONS 27(I)(2)(A) AND 2(A)(32)

Subsection (i) of Section 27 of the Act provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it shall be unlawful for such a separate account or sponsoring insurance company to sell a contract funded by the registered separate account unless such contract is a redeemable security.(16) Section 2(a)(32) defines "redeemable security" as any security, other than short-term paper, under the terms of the which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.

The recapture of the Contract Enhancement in the circumstances set forth in this Application would not deprive an owner of his or her proportionate share of the issuer's current net assets. As described above, each of the Contract Enhancement Recapture Charge schedules is consistent with the amounts permitted under contracts for which the Commission has previously granted orders of exemption, including contracts that provide for differing rates of credits on premium depending on the year of payment. Although, there is no explicit precedent for recapture of contract enhancements based on the contract year that the premium was received, as well as the year since it was received, the various Contract Enhancement Recapture Charge schedules individually, as so computed, do not exceed the amounts previously permitted by the Commission, as cited above in footnote 15. Applicants also note that the combined deductions for the Withdrawal Charges and the Contract Enhancement Recapture Charge are equal to or less than the permissible combined charges of contracts for which the Commission has recently granted relief.(17) As is demonstrated by the following representative table, the maximum Recapture Charges and the maximum Withdrawal Charges are each consistent with the prior relief and all lesser charge schedules are necessarily compliant.


                     MAXIMUM RECAPTURE CHARGE (UNDER THE 5% CONTRACT ENHANCEMENT ENDORSEMENT)

         Contract Year Premium is Received

Completed Years Since Receipt of       0-1        1-2        2-3         3-4        4-5        5-6      6-7        7+
  Premium
------------------------------------ --------- ---------- ----------- ---------- ---------- ---------- ------- -----------
------------------------------------ --------- ---------- ----------- ---------- ---------- ---------- ------- -----------
                0-1                   4.50%      3.75%      3.25%       2.75%       2%        1.25%      1%        0

                         MAXIMUM WITHDRAWAL CHARGE (as a percentage of premium
payments):

Completed Years Since Receipt of           0-1      1-2    2-3      3-4      4-5    5-6    6-7      7+
Premium
--------------------------------------- ----------- ----- ------- -------- -------- ----- ------- --------
--------------------------------------- ----------- ----- ------- -------- -------- ----- ------- --------
                                              8.5%   8%       7%       6%    5%      4%     2%       0
Withdrawal Charge (Base Schedule for
Offerings under File Nos. 333-70472
and 333-132128)



A Contract owner's interest in the amount of the Contract Enhancement allocated to his or her contract value upon receipt of a premium payment is not fully vested until five or seven complete years following a premium payment. Until or unless the amount of any Contract Enhancement is vested, the Insurance Companies retain the right and interest in the Contract Enhancement amount, although not in the earnings attributable to that amount. Thus, when one of the Insurance Companies recaptures any Contract Enhancement it is simply retrieving its own assets, and because a Contract owner's interest in the Contract Enhancement is not vested, the Contract owner has not been deprived of a proportionate share of the Separate Account's assets, i.e., a share of the Separate Account's assets proportionate to the Contract owner's contract value.

It also would be patently unfair to allow a Contract owner exercising the free-look privilege to retain the Contract Enhancement amount under a Contract that has been returned for a refund after a period of only a few days. If the Insurance Companies could not recapture the Contract Enhancement, individuals could purchase a Contract with no intention of retaining it and simply return it for a quick profit.

Furthermore, the recapture of the Contract Enhancement relating to withdrawals and to income payments within the first five or seven years of a premium contribution (see the Contract Enhancement Recapture Charge schedules beginning on page 15 of this Application) is designed to protect the Insurance Companies against Contract owners not holding the Contract for a sufficient time period. It provides the Insurance Companies with sufficient time to recover the cost of the Contract Enhancement,(18) and to avoid the financial detriment that would result from a shorter recapture period. Again, it should be noted that the amounts to be recaptured would be provided by each Insurance Company from its own general account assets, but any gain would remain part of the Contract owner's contract value.

Applicants represent that it is not administratively feasible to track the Contract Enhancement amount in the Separate Accounts after the Contract Enhancement(s) is applied. Accordingly, the asset-based charges applicable to the Separate Accounts will be assessed against the entire amounts held in the Separate Accounts, including any Contract Enhancement amounts. As a result, the aggregate asset-based charges assessed will be higher than those that would be charged if the Contract owner's contract value did not include any Contract Enhancement.

For the foregoing reasons, Applicants believe that the provisions for recapture of any Contract Enhancement under the Contracts do not violate Sections 2(a)(32) and 27(i)(2)(A) of the Act. Applicants believe that a contrary conclusion would be inconsistent with a stated purpose of the National Securities Markets Improvement Act of 1996 ("NSMIA"), which is to amend the Act to "provide more effective and less burdensome regulation." Sections 26(e) and 27(i) were added to the Act to implement the purposes of NSMIA and Congressional intent. The application of a Contract Enhancement to premium payments made under the Contracts should not raise any questions as to compliance by the Insurance Companies with the provisions of Section 27 (i). However, to avoid any uncertainty as to full compliance with the Act, Applicants request an order granting an exemption from Sections 2(a)(32) and 27(i)(2)(A), to the extent deemed necessary, to permit the recapture of the Contract Enhancements (in accordance with the Contract Enhancement Recapture Charge schedules beginning on page 15) under the circumstances described in this Application, without the loss of relief from Section 27 provided by Section 27(i).

B.   SECTION 22(C) AND RULE 22C-1

Section 22(c) of the Act authorizes the Commission to make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company to accomplish the same purposes as contemplated by Section 22(a). Rule 22c-1 under the Act prohibits a registered investment company issuing any redeemable security, a person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security, from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

It is possible that someone might view the Insurance Companies' recapture of the Contract Enhancements as resulting in the redemption of redeemable securities for a price other than one based on the current net asset value of the Separate Accounts. Applicants believe, however, that the recapture of the Contract Enhancement does not violate Rule 22c-1.

The recapture of some or all of the Contract Enhancement does not involve either of the evils that Section 22(c) and Rule 22c-1 were intended to eliminate or reduce as far as reasonably practicable, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or repurchase at a price above it, and (ii) other unfair results, including speculative trading practices.(19) These evils were the result of backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined as of the close of the market on the previous day. Backward pricing allowed investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, thereby diluting the values of outstanding mutual fund shares.

The proposed recapture of the Contract Enhancement does not pose such a threat of dilution. To effect a recapture of a Contract Enhancement, the Insurance Companies will redeem interests in a Contract owner's contract value at a price determined on the basis of the current net asset value of the JNL and JNLNY Separate Accounts. The amount recaptured will be less than or equal to the amount of the Contract Enhancement that the Insurance Companies paid out (see the Contract Enhancement Recapture Charge schedules beginning on page 15 of this Application) of its general account assets. Although Contract owners will be entitled to retain any investment gains attributable to the Contract Enhancement and to bear any investment losses attributable to the Contract Enhancement, the amount of such gains or losses will be determined on the basis of the current net asset values of the Separate Accounts. Thus, no dilution will occur upon the recapture of the Contract Enhancement.

Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of the Contract Enhancement.

Because neither of the harms that Rule 22c-1 was meant to address is found in the recapture of the Contract Enhancement, Rule 22c-1 should not apply to any Contract Enhancement. However, to avoid any uncertainty as to full compliance with Rule 22c-1, Applicants request an order granting an exemption from the provisions of Rule 22c-1 to the extent deemed necessary to permit them to recapture the Contract Enhancement under the Contracts.

C.   REQUEST FOR ORDER

         Applicants request an order granting an pursuant to Section 6(c) from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit Applicants to issue and offer the Contracts and Future Contracts that provide for the recapture of any Contract Enhancement amounts as described herein (please see the description of the recapture charge beginning on page 14 of this Application, including the Contract Enhancement Recapture Charge schedules beginning on page 15). Applicants represent that the Contract Enhancements will be attractive to and in the interest of investors because it will permit owners to put 102%, 103%, 104%, or 105% of their premium payments to work for them in the Investment Divisions and Fixed Accounts. In addition, the owner will retain any earnings attributable to the Contract Enhancements recaptured, as well as the principal of the Contract Enhancement amount once vested.

                                 III. CONCLUSION

Section 6(c) of the Act, in pertinent part, provides that the Commission, by order upon application, may conditionally or unconditionally exempt any persons, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or any rule or regulation thereunder, to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit, for the reasons stated herein, that their exemptive requests meet the standards set out in Section 6(c) and that an Order should, therefore, be granted.

Applicants further submit that extending the requested relief to encompass Future Contracts and Other Accounts is appropriate in the public interest because it promotes competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications prior to introducing new variable annuity contracts. Investors would receive no benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issues under the Act not already addressed in this Application.

                             IV. PROCEDURAL MATTERS

All requirements of the Articles of Association of Jackson National, Articles of Incorporation of JNL New York and the Distributor and the Bylaws of each have been complied with in connection with the execution and filing of this Application. The board of directors of Jackson National, JNL New York and the Distributor each has duly adopted a resolution authorizing filing of this Application, a certified copy of which are set forth as Exhibits A, B, and C to this Application.

Applicants respectfully submit that all requirements for the execution and filing of this Application have been complied with and that the persons signing and filing this Application on behalf of

Applicants are duly authorized to do so. Pursuant to the requirements with regard to the electronic filing of applications, no form of Notice of Filing is provided.

Applicants request that any questions and communications regarding this Application be directed to Joan E. Boros, Jorden Burt LLP, 1025 Thomas Jefferson Street, Suite 400 East, Washington, DC 20007-5208; telephone (202) 965-8150; fax
(202) 965-8104; e-mail address: JEB@jordenusa.com.

Dated: September 24, 2009         JACKSON NATIONAL LIFE INSURANCE COMPANY


                                  By: ANDREW B. HOPPING
                                      Andrew B. Hopping


                                  JACKSON NATIONAL SEPARATE ACCOUNT - I

                                  By: JACKSON NATIONAL LIFE INSURANCE COMPANY


                                  By: ANDREW B. HOPPING
                                      Andrew B. Hopping


                                  JACKSON NATIONAL LIFE DISTRIBUTORS LLC


                                  By: ANDREW B. HOPPING
                                      Andrew B. Hopping


                                  JACKSON NATIONAL LIFE INSURANCE COMPANY
                                  OF NEW YORK


                                  By: ANDREW B. HOPPING
                                      Andrew B. Hopping


                                  JNLNY SEPARATE ACCOUNT I

                                  By: JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK


                                  By: ANDREW B. HOPPING
                                      Andrew B. Hopping

                                  VERIFICATION



State of Michigan          )
                           ) SS:
County of Ingham           )

The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated September 24, 2009, for and on behalf of Jackson National Life Insurance Company ("Jackson National") (acting both for itself and for Jackson National Separate Account - I); that he is the Executive Vice President, Chief Financial Officer and Treasurer of Jackson National; and that all action by the members of the Board of Directors of Jackson National necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.


                                             ANDREW B. HOPPING
                                             Andrew B. Hopping


Subscribed and sworn to before me this 24th day of September, 2009.



JULIA WILLIAMSON
Notary Public, State of Ml
County of Eaton
My Commission Expires 09-27-2014
Acting in the County of Ingham

                                  VERIFICATION



State of Michigan          )
                           ) SS:
County of Ingham           )

The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated September 24, 2009, for and on behalf of Jackson National Life Insurance Company of New York ("Jackson National NY") (acting both for itself and for JNLNY Separate Account - I); that he is the Executive Vice President and Chief Financial Officer of Jackson National NY; and that all action by the members of the Board of Directors of Jackson National NY necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

                                             ANDREW B. HOPPING
                                             Andrew B. Hopping


Subscribed and sworn to before me this 24th day of September, 2009.



JULIA WILLIAMSON
Notary Public, State of Ml
County of Eaton
My Commission Expires 09-27-2014
Acting in the County of Ingham

                                  VERIFICATION
State of Michigan          )
                           ) SS:
County of Ingham           )

The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated September 24, 2009, for and on behalf of Jackson National Life Distributors LLC ("Distributor"); that he is the Chief Financial Officer of Distributor; and that all action by the members of the Board of Directors of Distributor necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.




                                             ANDREW B. HOPPING
                                             Andrew B. Hopping


Subscribed and sworn to before me this 24th day of September, 2009.


JULIA WILLIAMSON
Notary Public, State of Ml
County of Eaton
My Commission Expires 09-27-2014
Acting in the County of Ingham

                                  EXHIBIT LIST



A. Resolution of Board of Directors of Jackson National Life Insurance Company, adopted July 16, 2001.

B. Resolution of Board of Directors of Jackson National Life Insurance Company of New York, adopted July 24, 2001.

C. Resolution of Board of Directors of Jackson National Life Distributors LLC, adopted July 16, 2001.

                                                                       EXHIBIT A


                     JACKSON NATIONAL LIFE INSURANCE COMPANY
                            CERTIFICATE OF SECRETARY

The undersigned, Secretary of Jackson National Life Insurance Company, a Michigan insurance corporation ("Corporation"), hereby certifies that the following resolution was duly adopted by the Executive Committee of the Corporation at a meeting held July 16, 2001 at which a quorum was present and acting throughout and that said resolution has not been rescinded or amended and is now in full force and effect:

RESOLVED: That the officers of the Company are hereby authorized to execute and file with the Securities and Exchange Commission (the "Commission") on behalf of the Company and Jackson National Separate Account I and any other separate account to be established by the Company any applications and any amendments thereto necessary to obtain an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemption from
Section 2(a)(32), 22c and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, subject to such conditions as the Commission may reasonably require;

FURTHER RESOLVED: That the officers of the Company are hereby authorized and directed to take any and all actions deemed necessary or appropriate or desirable, in their judgment and discretion, to carry out the foregoing resolution.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 23rd day of September, 2009.



                                                THOMAS J. MEYER
                                                Thomas J. Meyer, Secretary


[Corporate Seal]

                                                                       EXHIBIT B


               JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
                            CERTIFICATE OF SECRETARY

The undersigned, being the duly elected, qualified and acting Secretary of Jackson National Life Insurance Company of New York, a New York corporation (the "Company"), hereby certifies that the following resolution is a full, true and correct copy of a resolution adopted by the Executive Committee of the Company's Board of Directors, which is authorized to act on behalf of the Board of Directors during intervals between meetings of the Board of directors, at a meeting held July 24, 2001 at which a quorum was present; and that such resolution has not been altered or repealed and remains in full force and effect as of the date hereof.

RESOLVED, that the officers of the Company are hereby authorized to execute and file with the Securities and Exchange Commission (the "Commission") on behalf of the Company and JNLNY Separate Account I and any other separate account to be established by the Company (the "Separate Accounts") any applications and any amendments thereto necessary to obtain an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemption from Section 2(a)(32), 22c and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, subject to such conditions as the Commission may reasonably require; and

FURTHER RESOLVED, that the officers of the Corporation are hereby authorized and directed to take any and all actions deemed necessary or appropriate or desirable, in their judgment and discretion, to carry out the foregoing resolution.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 23rd day of September, 2009.


                                                THOMAS J. MEYER
                                                Thomas J. Meyer, Secretary



[Corporate Seal]

                                                                       EXHIBIT C



                    JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
                            CERTIFICATE OF SECRETARY

The undersigned, Secretary of Jackson National Life Distributors, Inc., a Delaware corporation ("Corporation"), hereby certifies that the following resolution was duly adopted by the Board of Directors of the Corporation at a meeting held July 16, 2001 and that said resolution has not been rescinded or amended and is now in full force and effect:

RESOLVED: That the officers of the Corporation are hereby authorized to execute and file with the Securities and Exchange Commission (the "Commission") any applications and any amendments thereto necessary to obtain an order pursuant to
Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemption from Section 2(a)(32), 22c and 27 (i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, subject to such conditions as the Commission may reasonably require;

FURTHER RESOLVED: That the officers of the Corporation are hereby authorized and directed to take any and all actions deemed necessary or appropriate or desirable, in their judgment and discretion, to carry out the foregoing resolution.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 23rd day of September, 2009.


                                                THOMAS J. MEYER
                                                Thomas J. Meyer, Secretary



[Corporate Seal]

(1) "Successor in interest" means each entity or entities that results from reorganization into another jurisdiction or from a change in the type of business organization. Applications for the type of relief sought here have obtained relief that expressly extends to such successors in interest. SEE, E.G., GOLDEN AMERICAN LIFE INSURANCE Company, Investment Company Act Release Nos. 24915 (Mar. 26, 2001) (Notice) and 24941 (Apr. 17, 2001)
     (Order) and PFL LIFE INSURANCE COMPANY, Investment Company Act Release Nos. 24641 (Sep. 14, 2000 (Notice) and 24681 (Oct. 10, 2000) (Order).

(2) Jackson National, JNL New York and the JNL and JNLNY Separate Accounts will file registration statements on Form N-4 under the 1933 Act relating to the JNL Contracts as promptly as possible. Applicants, as authorized by Rule 0-4 under the Act, incorporate those filings by reference upon filing, including any amendments thereto, to the extent necessary to support and supplement the descriptions and representations set forth in this Application.

(3) The Insurance Companies may offer additional substantially similar death benefit options under the Contracts.

(4) The Insurance Companies may offer additional substantially similar optional benefit endorsements to the Contracts.

(5) Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when the GMWB is added to the contract on the issue date. When the GMWB is selected at the time the contract is issued, the GWB is generally equal to the initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is selected after the issue date, the GWB is generally equal to the contract value, which will include any previously applied Contract Enhancement, less any recapture charges that would be paid were a full withdrawal to be made on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. In any event, the GWB will be less than contract value when the GMWB is added to the contract.

(6) The 2%, 3%, 4% and 5% Contract Enhancements were the subject of a previous Order (Jackson National Life Insurance Company, Investment Company Act Release Nos. 27603 (Dec. 19, 2006) (Notice) and 27660 (Jan. 16, 2007)
     (Order) and continue to be made available under current versions of the Contracts. The Contract Enhancements that are the subject of the previous Order were credited only on premium payments made in the first Contract year. The relief obtained, therefore, does not extend to Contract Enhancements that were made in subsequent contract years and which also vary in amount depending on the contract year in which the premium payment is received.

(7) During the accumulation phase, owners can make withdrawals without the imposition of a withdrawal charge as described below in connection with the description of the Contracts' withdrawal charges.


(8) A "Completed Year" is the succeeding twelve months from the date on which the Insurance Companies receive a premium payment. Completed Years specify the years from the date of receipt of the premium and does not refer to contract years. If the premium receipt date is on the issue date of the Contract then Completed Year 0-1 does not include the first contract anniversary. The first contract anniversary begins Completed Year 1-2 and each successive Completed Year begins with the contract anniversary of the preceding contract year. If the premium receipt date is other than the issue date or a subsequent contract anniversary, there is no correlation of the contract anniversary date and Completed Years. For example, if the issue date is January 15, 2010 and a premium payment is received on February 28, 2010 then, although the first contract anniversary is January 15, 2011, the end of Completed Year 0-1 for that premium payment would be February 27, 2011 and February 28, 2011 begins Completed Year 1-2.

(9) The contract value less the full amount of any Contract Enhancement(s) is returned upon exercise of free look rights by an owner unless state law requires the return of premiums paid; therefore, 100% of the Contract Enhancement will be recaptured under all circumstances if an owner returns the Contract during the free-look period, but any gain would remain part of the contract value.

(10) File Nos. 333-87244 and 811-8894 for the Trust and File Nos. 333-68105 and 811-09121 for the Fund. Applicants, as authorized by Rule 0-4 under the Act, incorporate that file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

(11) As described more fully in the applicable prospectus.

(12) This charge is deducted each contract quarter and upon termination of the GMIB from the Investment Divisions and the Fixed Account on a pro-rata basis. When it is deducted from the Investment Divisions, it is not a part of unit value calculations but rather is normally deducted by means of a cancellation of units. The GMIB Benefit Base is the greater of (a) or (b), where: (a) Generally equals the step-up value on the most recent step-up date, subject to certain adjustments after the most recent step-up date, compounded at an annual interest rate of 6% until the earlier of the annuitant's 80th birthday or the exercise date of this GMIB; and (b) Generally equals the greatest contract value on any contract anniversary prior to the annuitant's 81st birthday, subject to certain adjustments after that contract anniversary. At issue, the step-up date is the issue date, and the step-up value is generally equal to the initial premium paid plus any Contract Enhancement credited. After issue, the step-up date is the contract anniversary on which the owner elects to step up to the contract value, and the step-up value is equal to the contract value on that step-up date.

(13) This charge is deducted each contract quarter and upon termination of the GMWB from the Investment Divisions and the Fixed Account (and the GMWB Fixed Account, if applicable) on a pro-rata basis. When it is deducted from the Investment Divisions, it is not a part of the unit value calculations but rather is normally deducted by means of a cancellation of units.

(14) With respect to exemptive relief precedent for additional principal underwriters or distributors, see, e.g., American Skandia Life Assurance Corporation, Investment Company Act Release Nos. 21729 (Feb. 5, 1996) (Notice) and 21804 (Mar. 5, 1996) (Order); and Fidelity Investment Life Insurance Company, Investment Company Act Release Nos. 20668 (Oct. 31,
     1994) (Notice) and 20736 (Nov. 28, 1994) (Order).

(15) See e.g., Jackson National Life Insurance Company, Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (Notice) and 28907 (Sept. 22, 2009)
     (Order); ING USA Annuity and Life Insurance Company, et al. Investment Company Act Release Nos. 28646 (Mar. 20, 2009) (Notice) and 28687 (Apr. 3,
     2009) (Order); ING USA Annuity and Life Insurance Company, et al. Investment Company Act Release Nos. 28646 (Mar. 13, 2009) (Notice) and 28687 (Apr. 3, 2009) (Order); Prudential Annuities Life Assurance Corporation, et al., Investment Company Act Release Nos. 28354 (Aug. 8,
     2008) (Notice) and 28373 (Sept. 3, 2008) (Order); Pruco Life Insurance Company, et al., Investment Company Release Nos. 28180 (Mar. 4, 2008) (Notice) and 28231 (Apr. 1, 2008) (Order); Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (Notice) and 27979 (Sept. 25, 2007) (Order); Jackson National Life Insurance Company, Investment Company Act Release Nos. 27603 (Dec. 19,
     2006) (Notice) and 27660 (Jan. 16, 2007) (Order); Merrill Lynch Life Insurance Company, et al., Investment Company Act Release Nos. 27468 (Aug. 28, 2006) (Notice) and 27498 (Sept. 26, 2006) (Order); American Skandia Life Assurance Corporation, et al. Investment Company Act Release Nos. 25373 (January 22, 2002) (Notice) and 25423 (Feb. 20, 2002) (Order);
     American Skandia Life Assurance Corporation, et al. Investment Company Act Release Nos. 25598 (May 30, 2002) (Notice) and 25639 (Jun. 26, 2002)
     (Order); and The Penn Mutual Life Insurance Company, et al., Investment Company Act Rel. Nos. 24685 (Oct. 11, 2000) (Notice) and 24731 (Nov. 7,
     2000) (Order).

(16) Section 27(i) also requires the sponsoring insurance company to comply with
     Section 26(e) and any rules or regulations there under. There are currently no rules or regulations that have been promulgated pursuant to Section 26(e). Each Insurance Company will comply with Section 26(e) and will represent in the registration statement for its Contracts on Form N-4 (incorporated by reference herein) that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by that Insurance Company.

(17) Jackson National Life Insurance Company, Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (Notice) and 28907 (Sept. 22, 2009) (Order);
     Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (Notice) and 27979 (Sept. 25, 2007 (Order).

(18) Jackson National intends to recover the cost of the Contract Enhancement applied through certain charges imposed under the Contracts, as described in section II. A. above.

(19) See Adoption of Rule 22c-1 under the 1940 Act, Investment Company Release No. 5519 (Oct. 16, 1968).